

Mail Stop 4720

September 11, 2009

*Via U.S. Mail and Facsimile*

W. Swope Montgomery, Jr.
President and Chief Executive Officer
BNC Bancorp
831 Julian Avenue
Thomasville, NC 27360

> **Re:    BNC Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2009**
> **File No. 000-50128**

Dear Mr. Montgomery:

We have reviewed your response letters dated July 28, 2009 and September 3, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Bonuses-Annual Cash Incentive Awards, page 14 of Definitive Proxy Statement on Schedule 14A

1.      We note your response to comment 2 in our letter dated July 14, 2009. Please confirm that you will revise future filings to disclose the targets related to the Key Performance Indicators.

2.      We note your response to comment 3 in our letter dated July 14, 2009. Please briefly describe the factors the board considered in determining that the company had "achieved exceptional performance in challenging economic times." Also, to

the extent that the board uses its discretion in the future, please discuss the reasons considered by the board to support its decision.

3.      Revise your disclosure in future filings to provide a discussion similar to your response to prior comment 2 explaining your Compensation for Stakeholders program. Please refer to Item 402(b)(1) and (2) of Regulation S-K.

Summary Compensation Table, page 19 of Definitive Proxy Statement on Schedule 14A

4.      We note your response to comment 4 in our letter dated July 14, 2009. Please confirm that future filings will disclose in the "Bonus" column only those amounts not earned by meeting performance measures in the non-equity incentive plan. Refer to Regulation S-K Compliance & Disclosure Interpretation 119.02.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Indebtedness of and Transactions with Management and Directors, page 33 of Definitive Proxy Statement on Schedule 14A

5.      We note your response to comment 6 in our letter dated July 14, 2009. In particular, we note that loans to related persons were made on substantially the same terms, including interest rates, collateral and repayment terms, as those then prevailing for comparable transactions with nonaffiliated persons. Please confirm, if true, that the loans were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4.c. to Item 404(a) of Regulation S-K. Please note that any employee loan program that offers preferential rates to employees would not qualify under the required representation. Consequently, if you are not able to provide the representation required by Instruction 4.c., please provide the information required by Item 404(a)(5) of Regulation S-K.

Exhibits

6.      We note your response to comment 8 in our letter dated July 14, 2009. Please confirm that future filings will include any management contract or any compensatory plan, contract or arrangement, including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) in which any director or any of the named executive officers of the registrant, as defined by Item 402(a)(3) of Regulation S-K, participates, including the 401(k) plan.

<u>Form 10-Q for Fiscal Quarter Ended March 31, 2009</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note E – Derivative Instruments, page 10</u>

7.      We note your response to comment 11 in our letter dated July 14, 2009.  Please provide us with your hedge documentation for your cash flow hedges of money market deposit accounts.  In addition, please provide us a sample copy of the money market deposit agreement (and marketing materials for this product, if any) and specifically direct us to the sections that clarify the fixed term to maturity.

                    *            *            *            *            *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact David Irving, Staff Accountant, at (202) 551-3321 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any other questions.

                                                Sincerely,


                                                Christian Windsor
                                                Special Counsel